FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company
Act of 1940

1. Name and Address of Reporting Person* Herbert, Jr. Adam W.	2. Issuer Name and Ticker or Trading Symbol Florida Banks, Inc. (FLBK)		6. Relationship of Reporting Person to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☐ Officer (give ☐ Other (specify title below) below)
(Last) (First) (Middle) 10901 Burnt Mill Rd. Apt. 1001	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year 08/02	7. Individual or Joint/Group Filing (Check applicable line) ☒ Form filed by one Reporting Person
(Street) Jacksonville Florida 32256-2856		5. If Amendment, Date of Original (Month/Year)	☐ Form filed by more than one Reporting Person
(City) (State) (Zip)
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock, $.01 par value per share	8/6/02	P		300	A	$8.30	300	(I)	(1)
Common Stock, $.01 par value per share							200	(D)
									.

Reminder:   Report on a separate line for each class of securities beneficially owned directly of indirectly.

* If the form is filed by more than one reporting person, see Instruction 49(b)(v)

(Print or Type Response)

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transac- tion Date (Month/ Day/Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares

  Explanation of Responses

(1)  Securities were purchased for the individual retirement account of Mr. Herbert’s spouse.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	/s/ Adam W. Herbert, Jr.	9/03/02
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
	*Signature of Reporting Person Adam W. Herbert, Jr.	Date
Note: File three copies of this form, one of which must be manually signed.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.